SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NPC 0315 APPOINTMENT POLICY

CORPORATE GOVERNANCE

Release 01 of October 17, 2018

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1. PURPOSE

1.1 - Establishing guidelines for the appointment of members of statutory bodies of Companhia Paranaense de Energia - Copel (Holding), its wholly-owned subsidiaries and its direct or indirect shareholdings, including other positions provided for in a shareholders’ agreement.

1.2 - Also applicable, as recommendation, to the subsidiaries and jointly-owned subsidiaries, and, as an indication, for affiliated companies and other shareholdings, observing their corporate procedures.

1.3 - For the purpose of this Policy, the group of companies listed in the previous paragraphs, is hereinafter referred to as Copel

2. CONCEPTS

2.1 - SHAREHOLDERS’ AGREEMENT

Legal instrument that establishes the rights, duties and obligations of the shareholders, including the management, the control and the corporate governance of the company.

2.2 - MANAGEMENT

Members of the Board of Directors and of the Executive Board.

2.3 - STATUTORY AUDIT COMMITTEE

Independent body, advisory and permanent, that advises the Board of Directors.

2.4 - APPOINTMENT AND EVALUATION COMMITTEE

Permanent body, auxiliary of the shareholders, responsible for verifying the compliance of the process of appointment of the Management, members of the fiscal council and of the statutory committees and to support the evaluation process of the performance of the statutory bodies and their members.

2.5 - BOARD OF DIRECTORS

Strategic and collegiate decision-making body responsible for the higher guidance of the company.

2.6 - FISCAL COUNCIL

Permanent body responsible for supervising the acts of the Management and verifying the compliance with their legal and statutory duties.

2.7 - SUBSIDIARY

Company in which the parent company, directly or through other subsidiaries, holds the rights of shareholder, permanently assuring to it a preponderance in the corporate resolutions and the power to elect the majority of the members of the Management.

2.8 - JOINTLY-OWNED SUBSIDIARIES

Joint agreement through which the parties that have joint control over the contractual agreement have rights over the net assets of the said agreement.

2.9 - BYLAWS

Document including the corporate purpose and organizational structure of the company, in addition to the operation and assignments of statutory bodies.

2.10 - HOLDING

Company that holds the majority interest of shares of other companies, generally called subsidiaries, centralizing the control over them.

2.11 - STATUTORY BODY

Body of collegiate resolution with creation and operation provided for in the Bylaws. For the purposes of this standard, the statutory bodies are: Board of Directors, Fiscal Council, Executive Board, and statutory committees, such as the Statutory Audit Committee and the Appointment and Evaluation Committee.

Board of Business Management - DGE

Coordination of Organizational Development and Processes - CDO

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2.12 - STAKEHOLDERS

Person or group that validates the actions of an organization and that has a direct or indirect role in the management and results of this same organization.

2.13 - SHAREHOLDING

Company where Copel (Holding) and/or its wholly-owned subsidiaries own shares.

2.14 - INTERNAL RULES

Document with the purpose to organize the internal work, formalizing the responsibilities and additional and/or regulatory assignments of the statutory bodies, observing the standards in the Bylaws and in the legislation that governs the activities of Copel (Holding) and its wholly-owned subsidiaries.

2.15 - WHOLY-OWNED SUBSIDIARY

Company incorporated, by public deed, with only one shareholder.

3. PRINCIPLES

3.1 - The actions carried out on behalf of COPEL (Holding) and its subsidiaries should contribute to the Company’s sustainability and be based on the principles of corporate governance of the Brazilian Institute of Corporate Governance (IBGC - Instituto Brasileiro de Governança Corporativa), its values, its Code of Conduct and commitment to a sustainable development.

3.2 - Under this Policy, the basic principles to be considered in the appointment process are as follow:

3.2.1 Focus on Result: the person appointed must have the skill to prioritize and establish strategies for the high performance of the corporate purpose of the company where it will operate, seeking to maximize the value, generate profit, distribute dividends and maintain the company’s economic and financial sustainability.

3.2.2 - Diligence: the appointed must have the skill to build a relationship with the company where it will operate, seeking guidelines and reporting in a timely manner the progress of the company concerning the indicators significant to its sustainability and maintenance of the expected returns.

3.2.3 - Transparency: make available to stakeholders the information of interest to them and not only those imposed under the laws or regulations, not restricted to economic and financial performance, including other aspects to ensure compliance.

3.2.4 - Fairness: fair and isonomic treatment of all partners and other stakeholders, considering their rights, duties, needs, interests and expectations.

3.2.5 - Accountability: the person appointed must be accountable for his/her performance in a clear, concise, understandable and timely manner, fully undertaking the consequences of his/her acts and omissions and working in a diligent and responsible manner.

3.2.6 - Corporate responsibility: the person appointed must take care of the economic and financial viability of the organizations, reducing the negative externalities of its business and operations, and increasing the positive ones, considering in its business model the several capitals in the short, medium and long term.

3.2.7 - Independence: the person appointed must act with maximum independence, defending the business of the company in which he/she will work, focusing on the sustainable development and on generating value.

3.2.8 - Diversity: recognizing the importance of diversity in training, qualifications and experience, including gender, religion, age and race.

4. ASSUMPTIONS

4.1 - Copel values the appointment of qualified professionals, with outstanding experience (technical, professional, academic) and unblemished reputation.

4.2 - Copel considers the process of appointing members to the Board of Directors, to the fiscal council and to the statutory committees as a key part of the sustainable management of the Company’s business.

Board of Business Management - DGE

Coordination of Organizational Development and Processes - CDO

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CORPORATE GOVERNANCE

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5. GUIDELINES

5.1 - Structuring the appointment process to combine the interests of the Company, of the shareholders, of the managers and of the employees, based on the merit and skills required for the position, observing the current legislation, the Bylaws and Internal Rules, based on legality and ethics.

5.2 - Prioritizing the complementarity of skills, availability of time for the exercise of the position, qualifications and experiences in the appointment of members of statutory bodies

5.3 - Ensuring that the members appointed have the due profile for the position, observing the strategic guidelines and expectations of performance of the assignments planned for the said positions that they will occupy in the Company.

5.4 - Complying with the requirements and the prohibitions provided for in the applicable legislation and in the internal standards.

6. APPLICABLE LEGISLATION

a)   Federal Law 6404/76 - Brazilian Corporation Law;

b)  Federal Law 12846/2013 - Anti-Corruption Law;

c)   Federal Law 13303/2016 - Law of Liability of State-Owned Companies;

d)  Decree 6263/2017 - Regulation of Law 13303/2016;

e)   Decree 8.945/2016 - Regulation of Law 13303/2016;

f)   Bylaws of Copel (Holding) and its wholly-owned subsidiaries;

g)  CCEE Regulatory Resolution 002/2017 and its amendments;

h)   CCEE Regulatory Resolution 001/2018 and its amendments;

i)    CCEE Regulatory Resolution 003/2018 and its amendments;

j)    Code of Conduct of Copel;

k)   State Decree 38/2015 - Code of Ethics of the Top State Management;

l)    Model of Policy of Appointment of Members to the Management - CCEE; and

m)  Code of Best Corporate Governance Practices - Brazilian Institute of Corporate Governance (IBGC - Instituto Brasileiro de Governança Corporativa). 5th Edition, 2015.

This Policy was approved at the 2325th Meeting of the Executive Board - Redir, on October 09, 2018 and at the 183rd Ordinary Meeting of the Board of Directors - ROCAD, on October 17, 2018.

Original document signed by:

JONEL NAZARENO IURK

Chief Executive Officer

Board of Business Management - DGE

Coordination of Organizational Development and Processes - CDO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date November 6, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.